

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 17, 2009

Mr. Peter A. Darbee
President and Chief Executive Officer
PG&E Corporation
Pacific Gas and Electric Company
One Market, Spear Tower
Suite 2400
San Francisco, California 94105

      RE: PG&E Corporation
               Pacific Gas and Electric Company
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed February 24, 2009
               File No. 1-12609 and 1-2348

Dear Mr. Darbee:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief